File No 82-4331




UNITED REEF
LIMITED

15 Toronto Street, Suite 600
Toronto, Ontario M5C 2E3
Tel: 416-368-3332
Fax: 416-368-8957
E-mail: info@unitedreef.com

SUPPL

Shares issued: 63,660,287
Fully diluted: 79,552,645


SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2006
WASH. D.C. 185 SECTION

Toronto, Ontario
February 20, 2006

PRESS RELEASE

NICKEL OFFSETS PROJECT - UPDATE

United Reef Limited (URP-TSX-V, URPL-CNQ) ("United Reef") said today that it has concluded an agreement with International CHS Resource Corporation ("CHS") to amend the timing of certain obligations of CHS under an option agreement dated December 29, 2004. Pursuant to the option agreement CHS may earn a 50% working interest in United Reef's wholly-owned Nickel Offsets property in the Sudbury Mining District, Ontario (see press release dated January 4, 2005). CHS fulfilled all of its first year exploration expenditure and payment obligations, prior to October 31, 2005, as required by the option agreement.

The amending agreement entered into with CHS effective January 31, 2006 provides for an immediate cash payment of $10,000 (received), the issuance of 100,000 common shares of CHS to United Reef (received) and for exploration expenditures on the Nickel Offsets property of $75,000 prior to October 31, 2006. The amending agreement further provides for the deferral of $15,000 in cash payments and $425,000 in exploration expenditures to future operating periods under the option agreement, which end on October 31, 2007 and October 31, 2008.

For further information about United Reef please visit our website at www.unitedreef.com or contact Michael Coulter, President, at 416-368-3332 or email: info@unitedreef.com.

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The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

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